Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

BY EDGAR AND HAND DELIVERY

September 29, 2010

Mr. Todd K. Schiffman

Mr. Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:                             Walker & Dunlop, Inc.
Registration Statement on Form S-1/A
Filed September 10, 2010
File No. 333-168535

Dear Mr. Schiffman:

On behalf of our client, Walker & Dunlop, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168535) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s amended filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”) on September 10, 2010.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated September 20, 2010 (the “Comment Letter”), with respect to the Registration Statement, and the changes reflected in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) include those made in response to the Comment Letter.  We have enclosed with this letter a marked copy of Amendment No. 2, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following.  All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

Form S-1 filed August 4, 2010

1.                                      Please refer to your response to comment 4 of our August 30, 2010 letter. Please revise here and throughout your document to delete your presentation of pro forma EPS before tax expense as such a measure is not contemplated by US GAAP in this situation and the measure of pro forma EPS after tax is more relevant to investors.

Response to Comment No. 1

The Company advises the Staff that pro forma EPS before taxes for the year ended December 31, 2009 and the six months ended June 30, 2010 have been removed from the Summary Selected Financial Data table on page 11 and the Selected Financial Data table on page 37 and that pro forma EPS throughout Amendment No. 2 has been calculated after pro forma income tax expense.  In conjunction with its response to comment #5, the Company has revised its Formation Transaction disclosures in Notes 8 and 10 on pages F-18 and F-43 to disclose pro forma income tax expense and pro forma net income so that it is clear to readers the pro forma EPS calculations are measured on pro forma net income after income taxes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Revenues, page 41

Gains From Mortgage Banking Activities, page 41

2.                                      Please refer to your response to comment 12 of our August 30, 2010 letter and address the following regarding your presentation of mortgage banking revenues:

a.                                      Tell us how you valued the forward loan commitment derivative upon origination of the loan, specifically addressing the extent to which you are factoring in servicing fees as part of that valuation. Tell us how you considered the guidance of Staff Accounting Bulletin Topic 5:DD in that regard.

Response to Comment No. 2.a.

The Company advises the Staff that the estimated fair value of the loan commitment includes the fair value of the contractual loan origination related fees and sale premiums or losses, net of co-brokers fees, the estimated fair value of the expected net future cash flows associated with the servicing of loans, net of the estimated net future cash flows associated with the risk-sharing obligations (if applicable). As required by Staff Accounting Bulletin Topic 5:DD, a separate mortgage servicing right is not recognized until the loan is sold.

b.                                      Please revise to disclose the specific authoritative basis you relied on in recording mortgage banking revenues when you enter into commitments instead of when the sale of the loans is consummated, including the basis for recording each of the elements identified in your revisions as revenue on the date you enter commitments.

Response to Comment No. 2.b.

The Company advises the Staff that its has revised the “Derivative Assets and Liabilities” and “Gains from Mortgage Banking Activities” sections on pages 41, F-10 and F-36 to include specific authoritative references supporting the recognition of mortgage banking revenues upon commitment and to clarify that income is attributed to the derivative asset recognized upon commitment.

c.                                       Tell us what the amounts reflected in your line item “Fair value of MSR related to rate lock commitments and mortgage loans held for sale” in the table in Note 4 on page F-15. This line item and various disclosures elsewhere seem to imply that you record the fair value of mortgage servicing rights at origination. Based on the tables in Notes 4 and 5 in the footnotes to the financial statements and referenced in your response to comment 33 of our August 30, 2010 letter, these amounts appear to represent your capitalized mortgage servicing rights at the time of origination. Please revise to specifically disclose whether that is your policy. Specifically clarify the authoritative basis you relied on in accounting for originated mortgage servicing rights as revenue at origination rather than at the point they are created when the loan is sold.

Response to Comment No. 2.c.

The Company advises the Staff that the amounts in the line item “Fair value of MSR related to rate lock commitments and mortgage loans held for sale” represent the fair value of the expected net future cash flows associated with servicing of loans.  The Company has made the following revisions to Amendment No. 2 to address this comment and clarify its accounting:

i.                                          Pages 39, 41, and 46-50 — The Company has revised certain discussions within Management’s Discussion and Analysis to clarify that the expected future cash flows associated with the servicing of loans are included in the Gain on Mortgage Banking Activities, rather than MSRs.

ii.                                       Page F-9 — Within “Fair Value Measurement” of Summary of Significant Accounting Policies, the Company has revised the disclosure to clarify that it does not recognize an MSR until the date of sale and to provide a reference to the authoritative literature.

iii.                                    Page F-15 — The Company changed Note 4 to clarify the income for 2009 and 2008 was recognized at commitment date, but for 2007 income was recognized when loans were sold. The Company also changed the line item “Fair value of MSR related to rate lock commitments and mortgage loans held for sale” to “Fair value of expected net future cash flows from servicing recognized at commitment” to clarify that it recognizes the expected future cash flows associated with the servicing of loans at commitment pursuant to SAB Topic 5:DD.

iv.                                   Page F-24 - Within Note 10, the Company has modified the disclosure to reflect the expected net future cash flows associated with servicing loans.

d.                                      As previously requested, please provide us with the journal entries supporting an example transaction separately addressing a loan origination and sale. Continue the example transaction through collection and payments made under the risk-sharing guaranty.

Response to Comment No. 2.d.

The Company advises the Staff that the journal entries supporting an example transaction of a loan origination and sale with a hypothetical settlement under the risk-sharing guaranty is attached as Exhibit 1.

Costs and Expenses, page 42

Provision for Risk-Sharing Obligations, page 42

3.                                      In your response to the 2nd bullet of comment 12 of our letter dated August 30, 2010 you indicate that you applied the provisions of ASC 450 (FIN 45) to your performance guaranty. Please address the following regarding your treatment of the guaranty obligation and your provision for the risk-sharing obligation:

a.                                      Your disclosure on page 43 states that the guaranty obligation represents your “stand-ready obligation and is comprised primarily of the present value of the estimated cost to monitor the physical condition of the property and financial condition and liquidity of the borrower for the estimated life of the loan.” It appears that this does not include a component for credit losses to be incurred under the guaranty. Please tell us whether this the case and if so, explain why not.

Response to Comment No. 3.a.

The Company advises the Staff that credit losses are considered when recognizing the guaranty obligation.  The fair value of the guaranty obligation includes the present value of the estimated cost to monitor the physical condition of the property and financial condition and liquidity of the borrower for the estimated life of the loan (non-contingent component), as well as the initial estimate of future risk-sharing (credit) losses over the life of the guaranty (contingent component).

Since 2000 and through June 30, 2010, the unpaid principal balance (UPB) of the Fannie Mae DUS loan portfolio for which the Company retains a risk-sharing obligation has averaged approximately $2.6 billion annually. Over that same time period, the Company’s actual annual risk-sharing losses have averaged approximately $391 thousand annually or 1.57 basis points as a percentage of its average DUS portfolio with a retained risk-sharing obligation. The Company believes this historical risk-sharing loss experience is not significant. Given the Company’s actual loss experience, the Company’s best estimate of the fair value of the contingent component of the guaranty obligation on a loan level basis at inception approximates zero and that the fair value of the guaranty obligation at inception is primarily the non-contingent component of the guaranty.

Please refer to the revisions on pages 43, 44, F-16, F-17 and F-39 that the Company has made within Amendment No. 2 to clarify its disclosures.

b.                                      Tell us more clearly how you valued the guaranty obligation at the time of sale. Tell us how you evaluated the extent of any linkage in the price at which the loan is sold to Fannie that would reflect the premium which you would in theory receive as reimbursement for undertaking the risk-sharing obligation on the loan. Tell us whether you believe there is a rate differential in pricing received for loans sold with risk-sharing obligation and loans sold without risk-sharing obligation. If so, tell us how you considered that rate differential as a proxy for the value of the guaranty obligation.

Response to Comment No. 3.b.

The Company advises the Staff that upon sale of a loan, the Company recognizes a liability for the fair value of the guaranty obligation based upon the present value of the non-contingent component and contingent component. The Company calculates the fair value of the risk-sharing obligation, representing the contingent component of the guaranty obligation based upon the discounted present value of the future annual costs to perform under its obligation, which is primarily the cost of employing personnel to monitor the performance of the loan, considering the contingent component is de minimis. The Company’s annual cash outflows associated with these activities have historically been approximately 3 to 5 basis points of the UPB of the loan, with higher levels of expenses associated with the higher risk retention.

The Company considers many factors when it determines the fair value of the risk-sharing obligation, but the selling price differential on the loans with risk-sharing and those without risk-sharing are not an appropriate proxy of the guaranty obligation. Our experience has been that the selling price of a loan is the same regardless of the risk-sharing level, but the servicing fee is generally higher. We believe when risk-sharing is retained, this higher fee is attributed to the additional costs to monitor the loans, as well as, other market factors including the expected impact on regulatory capital for certain regulated industries that participate in the Fannie Mae DUS Program.

As further evidence of the appropriateness of our estimates we considered the result of an independent third-party valuation of the net assets acquired from Column Guaranteed LLC in January 2009. Included in this valuation was an estimate of the fair value of the guaranty obligation (contingent and non-contingent elements) acquired. Consistent with the Company’s valuation methodology, the guaranty obligation acquired for loans with no expectation of a contingent loss was estimated assuming annual costs of 2 basis points of the UPB of the aggregate risk-sharing portfolio acquired.

c.                                       Tell us more clearly how you considered the guidance of paragraphs 2 and 3 of ASC 460-10-25 (FIN 45). This guidance indicates that no bifurcation and no separate accounting for the contingent and non-contingent aspects of the guarantee are required. It also indicates that the guidance of ASC 450-20-25 (SFAS 5) should not be interpreted as prohibiting a guarantor from recognizing a liability for a guaranty even though it is not probable that payment will be required.

Response to Comment No. 3.c.

The Company advises the Staff that it believes that its response to comment 3.a and the revisions made to Amendment No. 2 provide clarification that the Company considers the fair value of the contingent and non-contingent components in recognizing the guaranty obligation.

The Company presents the total guaranty obligation as separate financial statement line items: Guaranty Obligation and Risk-Sharing Obligation.  The Company

presents the Guaranty Obligation separately from the Allowance for Risk-Sharing Obligations as it believes such presentation is more informative to the users of its financial statements, as permitted under ASC 460-10-25. The Company considered combining the presentation of these components; however, combining these elements hinders the ability of the reader to discern trends in credit quality and performance of the portfolio.  Specifically, if the two components were combined, increases in Fannie Mae DUS origination volumes increases the Guaranty Obligation and would make less clear any trends in the underlying credit quality and performance of the portfolio.  Furthermore, seperately presenting the risk-sharing obligation enables the Company to more clearly disclose the amortization of the provision that relates to the non-contingent obligation over the period which the Company is released from risk under the guaranty.

Subsequent to initial recognition of the Guaranty Obligation, the Company monitors the contingent obligation pursuant to ASC 450-20-25 (“Provision for Risk-Sharing Obligation”).

d.                                      Your disclosure indicates that the guaranty obligation for the risk-sharing obligation (i.e., the contingent component) is not recognized until payment is probable. Identify the extent to which this occurs because you believed at the time of sale that no payments were expected. Tell us how you determined it was appropriate under this guidance not to recognize any contingent component of the liability at the time the loan is sold.

Response to Comment No. 3.d.

The Company advises the Staff that it recognizes the fair value of the contingent component in recognizing the guaranty obligation upon the sale of a loan, and it has revised its disclosures on pages 43, 44, F-16, F-17, F-38 and F-39. The Company believes that the contingent component of the guaranty obligation upon sale of a loan approximates zero. The Company’s estimate is supported by its loss history — from January 1, 2000 through June 30, 2010, we settled risk-sharing obligations of $4.5 million, or an average 1 basis point annually of the average at risk Fannie Mae portfolio balance.

e.                                       To the extent your best estimate of future credit losses over the life of the guaranty approximated zero because you expected no payments for credit losses to be made under your risk-sharing obligation for loans sold in earlier periods, please revise to disclose that fact.

Response to Comment No. 3.e.

The Company advises the Staff that it has revised pages 43, 44, F-16, F-17, F-38 and F-39 to clarify that its estimate of the contingent component of the guaranty obligation has historically approximated zero at the time it sells loans to Fannie Mae, which we have described in our disclosures as de minimis.

f.                                         Specifically discuss the extent to which you have updated your initial expectations of future credit losses when valuing the guaranty obligation at inception for your more recent loan sales in light of the current economic environment and your recent payments made under the risk-sharing obligations.

Response to Comment No. 3.f.

The Company monitors its underwriting criteria in light of changing economic and market conditions.  In 2006 when we believed the CMBS issuers relaxed their underwriting criteria we did not mirror those changes.  Furthermore, in 2008 we strengthened our underwriting criteria in response to deteriorating market conditions.  The Company increased the debt service requirements, decreased the acceptable loan to value ratio and increased the reserve requirements for certain products and loans in certain markets.  We believe these actions reduced our risk exposure under the Fannie Mae DUS risk sharing program.  The Company’s commitment to credit quality and changes in its underwriting standards mitigate its exposure to future risk sharing losses in the event of borrower default. Therefore, the Company continues to believe that, despite a deterioration in general economic conditions, its best estimate of the contingent obligation upon sale of the loan with a risk-sharing obligation approximates zero.

Supporting our estimates is our history where we have had very few risk-sharing losses.  The write offs disclosed in the tables on Pages 11 and 37 reflect the settlement of three loans.  The large write off in 2010 was an underperforming loan from the Column transaction that was fully reserved at the time of the Column transaction.  The loans for which the Company has either settled risk-sharing losses or made provision for risk-sharing obligations reflect no vintage or market trends and have primarily been the result of borrower specific issues.  A borrower’s decision to cease supporting a property is based on a number of factors, which include, but are not limited to, the value of the property, the significant negative tax implications from the foreclosure (triggering of gains from 1031 exchanges, triggering of tax exempt bonds to taxable bonds, etc.) property sub-market conditions, and performance of other properties held by the owner.

The Company has modified its disclosures on pages 57, 58 and 70-72 to discuss in more detail its underwriting criteria and the impact on its risk-sharing obligations.

Credit Quality and Allowance for Risk-Sharing Obligation, page 57

4.                                      We note your response to comment 17, including your statement that you have had only 15 loans resulting in $7.6 million of risk-sharing losses in your 20 plus year history, none of which was from modified risk-sharing loan arrangements. Please revise to disclose this information provided in your response and to provide quantified information of your Fannie Mae DUS loans subject to full risk sharing agreements. Include a discussion of how the type of risk sharing agreement affected the amount of the provision.

Response to Comment No. 4

The Company advises the Staff that it has revised the discussion on page 57 to include the statement of losses for the last 10 years and the amount of losses from full and modified risk sharing arrangements.  Information more than 10 years old was viewed as less relevant and, because it is generally consistent with the ten year trend, unnecessary.  The quantified information regarding Fannie Mae DUS loans subject to full risk-sharing is included in the Key Credit Metrics table on page 56.  The Company has included a discussion on pages 57, 58 and 70-72 of how the type of risk sharing agreement affected the amount of the provision for risk-sharing obligations.

Financial Statements

Consolidated and Combined Statements of Income, page F-4

5.                                      Please refer to your response to comment 27 of our August 30, 2010 letter and revise to present pro forma income taxes as part of your intended revisions. Note that pro forma EPS should be calculated on net income after pro forma income taxes. Similarly, revise footnote 8 to the financial statements. For transparency purposes and evaluation of historical trends, please consider presenting this measure for all periods presented on the face of your Statement of Income.

Response to Comment No. 5

The Company advises the Staff that it has revised the consolidated and combined statements of income on page F-4 and on page F-32 to present pro forma income tax expense, giving effect to the formation transactions as described in Note 8, for all periods presented. Note 8, for the years ended December 31, 2009, 2008 and 2007 on page F-18, and Note 10, for the six months ended June 30, 2010 and 2009 on page F-43, have been similarly revised to disclose both pro forma income tax expense and pro forma net income.  Throughout Amendment No. 2, pro forma EPS has been presented on the basis of pro forma net income, which included pro forma income tax expense.

Note 2-Summary of Significant Accounting Policies

Loans Held for Sale, page F-10

6.                                      We note your response to comment 30 regarding your election to document for certain loans at the time of origination that you will measure those loans at the lower of cost or market. Please revise to quantify the extent to which you elect to measure loans at the lower of cost or market instead of fair value. Disclose how you determine which loans you will elect to measure at the lower of cost or fair value.

Response to Comment No. 6

The Company advises the Staff that it has revised the disclosures on page F-10 to clarify that it has not valued any loans held for sale at December 31, 2009 and 2008 at the lower or cost or market.  The Company has never used the lower of cost of market to value any loans since it adopted the fair value option in 2008 and its current business model does not contemplate the use of this option.

****

The Company respectfully believes that the proposed modifications to the Registration Statement included in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 202-637-8357 or David Bonser at 202-637-5868.

Very truly yours,

/s/ James E. Showen
James E. Showen

Enclosures

cc:	William M. Walker
Walker & Dunlop, Inc.
David W. Bonser
Hogan Lovells US LLP
Edward F. Petrosky
J. Gerard Cummins
James O’Connor
Sidley Austin LLP

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

Exhibit 1

Example Loan X

Assumptions:
Loan amount	10,000,000		A
Price (as percentage of UPB)	102.0%		B
Origination fee (as percentage of UPB)	1.0%		C
Servicing fee	20	bps

Sale premium	200,000		A x B
Origination fee	100,000		A x C
Estimated fair value of net future cash inflows attributable to servicing	350,000
Estimated fair value of net future cash outflows attributable to risk-sharing obligation	(25,000)
Assumed gain on mortgage banking activities	625,000

Risk-sharing obligation (expected settlement with Fannie Mae) *	(100,000)		D
Assumed remaining unamortized guaranty obligation at date of probable loss	(15,000)		E
Provision for risk-sharing obligation recognized at date loss is probable	(85,000)		D - E

Assumed remaining unamortized mortgage servicing at date of probable loss	250,000

*                 The contingent component associated with the guaranty obligation was assumed de minimis at origination. The “actual risk-sharing obligation” in the table above assumes a borrower default subsequent to date of sale.

1.     Commitment Date — borrower agrees to the terms of the loan (“loan commitment”), and the investor agrees to purchase the loan (“forward sale commitment”). The transaction price of the loan commitment is zero. The loan commitment is a derivative instrument recorded at exit price fair value. Exit price fair value includes the value of the contractual sale premium and origination fees, the expected net future cash outflows related to the associated servicing of the loan, and the estimated net future cash flows associated with the risk-sharing obligation. Thus mortgage banking revenues are recognized at commitment date. The commitment date journal entry is as follows:

Dr. Derivative asset	625,000
Cr. Gain on mortgage banking activities		(625,000)

2.     Loan Closing — the following journal entries are recorded — (A) borrower remits loan origination fee in cash; (B) we fund the loan using one of our warehouse lines and apply the fair value option for the loan held for sale; and (C) the derivative asset associated with the funded loan is recognized as a basis adjustment to the carrying value of the loan held for sale pursuant to ASC 815 (SFAS 133).

Entry (A):
Dr. Cash (for origination fee paid by borrower)	100,000
Cr. Derivative asset		(100,000)

Entries (B) and (C):
Dr. Loans held for sale	10,525,000
Cr. Warehouse notes payable		(10,000,000)
Cr. Derivative asset		(525,000)

3.     Date of Sale — the following journal entries are recorded — (A) cash is received from the investor (inclusive of the purchase premium), the loan held for sale is de-recognized and the warehouse line is repaid; and (B) a separate asset and liability are established to recognize the estimated fair value of the mortgage servicing right and guaranty obligation.

Dr. Warehouse notes payable	10,000,000
Dr. Mortgage servicing rights	350,000
Dr. Cash (represents sale premium)	200,000
Cr. Loans held for sale		(10,525,000)
Cr. Guaranty obligation		(25,000)

4.     Probable Loss Incurred Under Risk-Sharing Obligation — we monitor each loan with a risk-sharing obligation subsequent to sale. Assuming certain circumstances and conditions are met such that it is probable we will incur a loss under our risk-sharing obligation, we recognize the loss on that date, at which time the following journal entries are recorded: (A) de-recognize the remaining unamortized mortgage servicing right, and, if applicable, any associated valuation allowance as it is considered other-than-temporarily impaired; and (B) record the anticipated settlement with the investor under the risk-sharing obligation (loss recognized considers remaining unamortized guaranty obligation):

Dr. Servicing fee income (write-off of unamortized MSR)	250,000
Dr. Provision for risk-sharing obligation	85,000
Cr. Mortgage servicing rights		(250,000)
Cr. Allowance for risk-sharing obligation		(85,000)

5.     Settlement with Investor — cash is paid to the Investor and remaining unamortized guaranty obligation and allowance for risk-sharing obligations are de-recognized (as shown below). If loss at date of settlement exceeds our estimate at the probable date, any excess loss is recognized as a component of the provision for risk-sharing obligation.

Dr. Allowance for risk sharing obligations	85,000
Dr. Guaranty obligation	15,000
Cr. Cash (paid to Investor)		(100,000)